UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2010

Commission File Number 0-99

PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329

Colonia Huasteca

Mexico, D.F. 11311

Mexico

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐             No  ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐             No  ☑

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☑

July 30, 2010

Financial Results of Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies as of June 30, 20101,2

Second quarter 2010 summary

•

PEMEX recorded a net loss of Ps.20.1 billion, as compared to net income of Ps.1.2 billion during the same quarter of 2009. This variation is primarily explained by a Ps. 34.5 billion negative exchange rate effect of Ps. 34.5 billion due to the depreciation of the Mexican peso against the U.S. dollar.

•	Crude oil production remained practically stable, at over 2.5 million barrels, primarily as a result of the increase in light crude oils production.

•

Gas flaring decreased by 56.9%, as a result of actions taken to manage exploitation of the transition zone[3] at the Cantarell project, as well as the construction of gas handling and transportation infrastructure at offshore facilities of the same project.

•

During the second quarter of 2010, petrochemicals production increased by 14.7% as compared to the second quarter of 2009. This was primarily due to performance improvements and increased efficiency in processes.

First half 2010 summary

•	PEMEX recorded operating cash flow before taxes and duties of Ps. 329.7 billion.

•	Net loss amounted to Ps. 18.7 billion, 27.8% lower than the net loss recorded during the first half of 2009, primarily as a result of higher reference prices of the products sold.

•	The effective rate of taxes and duties over operating income was 117.4%.

•	Estimated volume of fuels missing due to actions associated with illicit markets decreased by 55.1%.

Chart 1

Net income evolution 2Q09 vs. 2Q10

Billion pesos

[1]	Please review the last page of this report where you will find important specifications related to the information here included.
[2]	If no further specification is included, all changes are made against the same period of the last year.
[3]	The transition zone is where gas-and oil-producing areas meet. It is characterized by greater associated natural gas production with high nitrogen content.

PEMEX Results Report as of June 30, 2010	1

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PEMEX

Financial Results as of June 30, 2010

Table 1
PEMEX
Consolidated income statement

	Second quarter (Apr.-Jun.)					Six months ending Jun. 30,
	2009	2010	Change		2010	2009	2010	Change		2010
	(Ps. MM)				(U.S.$MM)	(Ps. MM)				(U.S.$MM)
Total revenues from sales and services	259,519	313,574	20.8%	54,055	24,977	485,911	621,449	27.9%	135,538	49,035
Domestic sales	140,162	170,582	21.7%	30,421	13,587	273,144	336,368	23.1%	63,224	26,541
Exports	118,001	141,708	20.1%	23,707	11,288	210,021	282,370	34.4%	72,349	22,280
Services income	1,356	1,283	-5.4%	(73)	102	2,746	2,711	-1.3%	(35)	214
Cost of sales	116,089	149,740	29.0%	33,651	11,927	227,035	294,370	29.7%	67,335	23,227
Gross income	143,430	163,834	14.2%	20,404	13,050	258,876	327,079	26.3%	68,203	25,808
General expenses	22,477	23,618	5.1%	1,141	1,881	44,700	49,305	10.3%	4,604	3,890
Transportation and distribution expenses	8,162	8,130	-0.4%	(33)	648	15,447	15,823	2.4%	376	1,248
Administrative expenses	14,315	15,488	8.2%	1,174	1,234	29,253	33,482	14.5%	4,229	2,642
Operating income (loss)	120,953	140,216	15.9%	19,263	11,169	214,176	277,774	29.7%	63,598	21,918
Other revenues (expenses) -net	15,398	23,988	55.8%	8,590	1,911	12,515	46,082	268.2%	33,567	3,636
IEPS credit	1,428	23,099	1517.1%	21,671	1,840	1,704	43,521	2453.9%	41,817	3,434
Other	13,970	889	-1461.3%	(13,081)	71	10,811	2,561	-2185.7%	(8,250)	202
Comprehensive financing result	10,190	(30,719)	-401.5%	(40,909)	(2,447)	(10,081)	(16,487)	-63.5%	(6,406)	(1,301)

Profit (loss) sharing in non-consolidated subsidiaries, affiliates and others	(383)	517	234.8%	900	41	(553)	114	120.6%	667	9

Income before taxes and duties	146,158	134,002	-8.3%	(12,156)	10,674	216,058	307,484	42.3%	91,426	24,262

Taxes and duties	145,000	154,107	6.3%	9,107	12,275	241,897	326,146	34.8%	84,249	25,734
Net Income (loss)	1,158	(20,105)	-1836.4%	(21,263)	(1,601)	(25,839)	(18,662)	27.8%	7,177	(1,473)

Table 2
PEMEX
Financial ratios

	Second quarter (Apr.-Jun.)			Six months ending Jun. 30,
	2009	2010	Change	2009	2010	Change
Cost of sales / Total revenues from sales and services (includes IEPS)	44.5%	44.5%	(0.0)	46.6%	44.3%	(2.3)

D&A / Operating costs & expenses	13.9%	13.5%	(0.4)	15.7%	13.3%	(2.3)

Operating income (includes IEPS) / Total revenues from sales and services (includes IEPS)	46.9%	48.5%	1.6	44.3%	48.3%	4.0
Taxes and duties / Total revenues from sales and services (includes IEPS)	55.6%	45.8%	(9.8)	49.6%	49.0%	(0.6)
EBITDA / Financial cost (excludes capitalized interest)	7.7	7.7	0.0	6.7	8.5	1.8

Chart 2 Crude oil prices	Chart 3 Natural gas price (Henry Hub)

Source: Reuters and PEMEX.	Source: Reuters and PEMEX.

PEMEX Results Report as of June 30, 2010	2

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PEMEX

Chart 4 Regular gasoline price in the American Coast of the Gulf of Mexico	Chart 5 Exchange rate peso-dollar

Source: Reuters and PEMEX.	Source: Reuters and PEMEX.

Total revenues from sales and services

Table 3
PEMEX
Revenues from sales and services

	Second quarter (Apr.-Jun.)					Six months ending Jun. 30,
	2009	2010	Change		2010	2009	2010	Change		2010
	(Ps. MM)				(U.S.$MM)	(Ps. MM)				(U.S.$MM)
Total revenues from sales and services (includes IEPS)	260,947	336,673	29.0%	75,725	26,817	487,615	664,970	36.4%	177,355	52,469
Total revenues from sales and services	259,519	313,574	20.8%	54,055	24,977	485,911	621,449	27.9%	135,538	49,035
Domestic sales (includes IEPS)	141,590	193,681	36.8%	52,091	15,427	274,848	379,889	38.2%	105,041	29,975
Domestic sales	140,162	170,582	21.7%	30,421	13,587	273,144	336,368	23.1%	63,224	26,541
Dry gas	13,797	16,699	21.0%	2,902	1,330	30,645	36,634	19.5%	5,989	2,891
Petroleum products (includes IEPS)	123,218	169,934	37.9%	46,716	13,536	234,608	328,760	40.1%	94,152	25,941
Petroleum products	121,789	146,835	20.6%	25,046	11,696	232,904	285,239	22.5%	52,335	22,507
IEPS	1,428	23,099	1517.1%	21,671	1,840	1,704	43,521	2453.9%	41,817	3,434
Gasolines	65,386	72,816	11.4%	7,430	5,800	118,972	141,782	19.2%	22,811	11,187
Fuel oil	8,703	15,265	75.4%	6,562	1,216	16,925	28,769	70.0%	11,844	2,270
Diesel	28,456	36,146	27.0%	7,689	2,879	56,030	68,772	22.7%	12,742	5,426
LPG	11,489	12,147	5.7%	657	968	24,504	25,801	5.3%	1,296	2,036
Jet fuel	4,005	5,870	46.6%	1,866	468	8,275	11,673	41.1%	3,398	921
Other	3,750	4,591	22.4%	841	366	8,198	8,443	3.0%	244	666
Petrochemical products	4,576	7,049	54.0%	2,473	561	9,596	14,496	51.1%	4,900	1,144
Exports	118,001	141,708	20.1%	23,707	11,288	210,021	282,370	34.4%	72,349	22,280
Crude oil and condensates	99,691	124,950	25.3%	25,259	9,953	176,933	246,645	39.4%	69,712	19,461
Dry gas	509	38	-92.6%	(472)	3	997	358	-64.1%	(639)	28
Petroleum products	17,088	15,556	-9.0%	(1,533)	1,239	31,211	33,518	7.4%	2,307	2,645
Petrochemical products	713	1,165	63.4%	452	93	880	1,848	110.0%	968	146
Services revenues	1,356	1,283	-5.4%	(73)	102	2,746	2,711	-1.3%	(35)	214

2Q10	Total revenues from sales and services, including IEPS (Special Tax on Production and Services) credit, amounted to Ps. 336.7 billion (U.S.$ 26.8 billion), 29% greater than total sales recorded during the second quarter of 2009.

1H10	During the first half of 2010, total revenues from sales and services, including IEPS credit, increased by 36.4% as compared to the first half of 2009, to Ps. 665.0 billion (U.S.$52.5 billion).

The increases in both the second quarter and the first half of 2010 were primarily a result of higher crude oil, natural gas and petroleum products prices.

PEMEX Results Report as of June 30, 2010	3

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PEMEX

Domestic sales

2Q10

Domestic sales, including IEPS credit, increased by 36.8% as compared to the second quarter of 2009, to Ps. 193.7 billion (U.S.$ 15.4 billion), which is primarily explained by:

•  Increased sales of petroleum products representing 89.7% of the total variation in domestic sales. This variation was mainly due to higher prices and volumes of diesel, gasoline and fuel oil;

•  Sales of dry natural gas which increased by 21.0% to Ps. 16.7 billion, primarily due to a 15.9% increase in the average natural gas reference price, from U.S.$3.71 to U.S.$4.30 per million BTU (British Thermal Units), as well as a 9.8% increase in sales volume; and

•  Sales of petrochemical products increased by 54.0%, to Ps. 7.0 billion, primarily as a result of higher prices for the main petrochemical products, and an increase in sales volume, from 1,070 to 1,106 thousand tons (Mt).

1H10	During the first half of 2010, domestic sales, including IEPS credit, increased by 38.2% as compared to the first half of 2009, to Ps. 379.9 billion (U.S.$30.0 billion).

The increases recorded in both 2010 periods were primarily a result of increased prices and sales volumes of diesel, gasoline and fuel oil.

Exports

Chart 6 Crude exports by region 2Q10 (Mbd)

2Q10

Export sales increased by 20.1% to Ps. 141.7 billion (U.S.$11.3 billion):

•  Crude oil and condensates export sales, which increased by 25.3%, to Ps. 125.0 billion, primarily due to a 24.1% increase in the weighted average export price of the Mexican crude oil basket to U.S.$69.9 per barrel, as an increase in sales volume, from 1,195 to 1,337 thousand barrels per day (Mbd);

•  Petroleum products export sales decreased by 9.0%, to Ps. 15.6 billion, primarily as a result of decreased long-residual sales, which were partially offset by an increase in fuel oil sales;

PEMEX Results Report as of June 30, 2010	4

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PEMEX

•  Petrochemical export sales, which increased by 63.4%, to Ps. 1.2 billion, primarily due to an increase in benzene exports; and

•  Dry natural gas export sales decreased by 92.6%, mainly due to increased domestic demand.

1H10	During the first half of 2010, export sales increased by 34.4%, to Ps. 282.4 billion (U.S.$ 22.3 billion) as compared to the same period of the previous year, primarily due to increases in crude oil export prices and volume, which were partially offset by an appreciation of the Mexican peso against the U.S. dollar.

Cost of Sales

2Q10

Cost of sales increased by 29.0% to Ps. 149.7 billion, primarily as a result of a Ps. 24.7 billion increase in imported products purchases, and a negative inventory variation effect of Ps. 6.7 billion.

The cost of sales as a percentage of total sales (including IEPS credit) was 44.5%, similar to the percentage recorded during the second quarter of 2009.

1H10

During the first half of 2010, cost of sales increased by 29.7%, to Ps. 294.4 billion (U.S.$ 23.2 billion), as compared to the first half of the previous year. This variation was primarily due to:

•  a Ps. 57.8 billion increase in imported products to be sold in Mexico, mainly gasoline, diesel and naphtha;

•  a Ps. 8.6 billion negative inventory variation;

•  a Ps. 6.3 billion increase in the net cost for employee benefits;

•  a Ps. 4.2 billion increase in amortization of wells, as a result of greater investments in wells; and

•  a Ps. 7.6 billion decrease in conservation and maintenance expenses.

Cost of sales as a percentage of total sales, including IEPS credit, reached 44.3%, 2.3 percentage points lower than the percentage recorded in the first half of 2009. This decrease was primarily a result of an increase in the reference prices of goods sold.

PEMEX Results Report as of June 30, 2010	5

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PEMEX

Operating costs and expenses

Table 4
PEMEX
Operating costs and expenses
	Second quarter (Apr.-Jun.)					Six months ending Jun. 30,
	2009	2010	Change		2010	2009	2010	Change		2010
	(Ps. MM)				(U.S.$MM)	(Ps. MM)				(U.S.$MM)
Operating costs and expenses	138,566	173,358	25.1%	34,792	13,809	271,735	343,674	26.5%	71,940	27,117
Cost of sales	116,089	149,740	29.0%	33,651	11,927	227,035	294,370	29.7%	67,335	23,227
General expenses	22,477	23,618	5.1%	1,141	1,881	44,700	49,305	10.3%	4,604	3,890

Distribution expenses	8,162	8,130	-0.4%	(33)	648	15,447	15,823	2.4%	376	1,248

Administrative expenses	14,315	15,488	8.2%	1,174	1,234	29,253	33,482	14.5%	4,229	2,642

Net cost of the period of employee benefits	24,093	29,413	22.1%	5,320	2,343	48,185	58,826	22.1%	10,641	4,642

Depreciation and amortization	19,279	23,425	21.5%	4,146	1,866	42,568	45,771	7.5%	3,203	3,612

Net Cost of the Period for Employee Benefits

Both quarterly and cumulative variations in the net cost of employee benefits during the period were a result of the natural increase of employees’ age and seniority, as well as an update of actuarial assumptions.

Depreciation and amortization

Both quarterly and cumulative variations in depreciation and amortization were a primarily due to an increase in amortization of wells as a result of greater investments in wells aimed at increasing production.

Other Revenues (Expenses) –Net

Both quarterly and cumulative variations were a result of greater IEPS credit. We note that for the purpose of this analysis, IEPS creditable accrued amount has been added to domestic sales of petroleum products.

Comprehensive Financing Result

Table 5
PEMEX
Comprehensive financing result
	Second quarter (Apr.-Jun.)					Six months ending Jun. 30,
	2009	2010	Change		2010	2009	2010	Change		2010
	(Ps. MM)				(U.S.$MM)	(Ps. MM)				(U.S.$MM)
Comprehensive financing result	10,190	(30,719)	-401.5%	(40,909)	(2,447)	(10,081)	(16,487)	-63.5%	(6,406)	(1,301)
Financial income	12,291	10,778	-12.3%	(1,513)	858	23,281	19,610	-15.8%	(3,671)	1,547
Financial cost	(23,232)	(28,086)	20.9%	(4,855)	(2,237)	(47,179)	(50,219)	6.4%	(3,040)	(3,962)

Exchange gain (loss)	21,131	(13,410)	-163.5%	(34,541)	(1,068)	13,817	14,123	2.2%	305	1,114

2Q10	Comprehensive financing result represented a Ps. 30.7 billion cost, primarily explained by negative exchange rate effect of Ps. 13.4 billion as a result of a 4.2% depreciation of the Mexican peso against the U.S. dollar, as compared to a 6.9% appreciation during the second quarter of 2009.

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PEMEX

1H10	In the first half of 2010, comprehensive financing result represented a Ps. 16.5 billion cost, an increase of Ps. 6.4 billion as compared to the first half of 2009, primarily explained by the combined effects financial derivatives and interest expense.

Taxes and Duties

Table 6
PEMEX
Taxes and duties
	Second quarter (Apr.-Jun.)					Six months ending Jun. 30,
	2009	2010	Change		2010	2009	2010	Change		2010
	(Ps. MM)				(U.S.$MM)	(Ps. MM)				(U.S.$MM)
Total taxes and duties	145,000	154,107	6.3%	9,107	12,275	241,897	326,146	34.8%	84,249	25,734
Hydrocarbon duties	139,711	152,562	9.2%	12,851	12,152	235,284	322,049	36.9%	86,765	25,411
Ordinary hydrocarbons duty	114,585	128,936	12.5%	14,351	10,270	196,729	272,963	38.8%	76,234	21,538
Duty for scientific and technological research on energy	654	936	43.1%	282	75	1,141	1,924	68.6%	783	152
Duty for oil monitoring	7	7	6.2%	0	1	11	14	26.3%	3	1
Hydrocarbons duty for the stabilization fund	19,024	18,299	-3.8%	(725)	1,458	31,961	37,304	16.7%	5,343	2,943
Extraordinary duty on crude oil exports	—	2,178		2,178	174	—	4,497		4,497	355

Duty on hydrocarbons extraction	860	859	-0.1%	(1)	68	860	1,535	78.6%	676	121

Special hydrocarbons duty	3,502	423	-87.9%	(3,079)	34	3,502	1,863	-46.8%	(1,639)	147
Additional hydrocarbon duty	—	- 231		(231)	(18)	—	—		—	—
Sole hidrocarbons duty	1,080	1,156	7.0%	76	92	1,080	1,950	80.5%	870	154
Oil revenue tax	3,516	378	-89.3%	(3,138)	30	3,516	439	-87.5%	(3,077)	35
Other taxes and duties	1,774	1,168	-34.1%	(606)	93	3,098	3,658	18.1%	561	289

Both quarterly and cumulative variations of taxes and duties were a result of increased reference prices, which were partially offset by lower production volumes.

Net income (loss)

2Q10	PEMEX recorded a net loss of Ps. 20.1 billion (U.S.$ 1.6 billion), as compared to net income of Ps. 1.2 billion during the second quarter of 2009. This variation is primarily explained by a negative exchange rate effect of Ps. 34.5 billion due to the depreciation of the Mexican peso against the U.S. dollar.

1H10	In the first half of 2010, PEMEX recorded a net loss of Ps. 18.7 billion (U.S.$1.5 billion), as compared to a net loss of Ps. 25.8 billion in the first half of 2009. This variation is primarily explained by a 42.3% increase in earnings before taxes and duties as a result of higher reference prices.

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PEMEX

Results by Subsidiary Entities

Chart 7

Net income (loss) by Subsidiary Entity

(Billion pesos)

Note: In line with rules established by FRS B-8 “Combined or Consolidated Financial Statements”, for consolidation purposes, results by business segment must not include unrealized income or loss, therefore, there may be differences between data disclosed in this sections and the one included in the table “Business Segment Information” of the Annex.

PEP	During the first half of 2010, operating income per barrel of oil equivalent (boe) of Pemex-Exploration and Production (PEP) increased by 53.7%, to U.S.$41.4 per barrel, primarily as a result of higher crude oil and natural gas prices. Additionally, the effective rate of taxes and duties over operating income decreased by 11.3 percentage points, to 89.3%. Therefore, PEP recorded net income of Ps. 26.2 billion, as compared to a net loss of 15.6 billion during the first half of 2009.

Table 7
PEMEX
Selected indices

	Six months ending Jun. 30,
Pemex - Exploration and Production	2009	2010	Change	2010
				(U.S.$/boe)
Total sales / Hydrocarbons production (Ps. / boe)	514.5	706.3	191.8	55.7
Operating income / Hydrocarbons production (Ps. / boe)	341.4	524.8	183.3	41.4
Net income / Hydrocarbons production (Ps. / boe)	(22.7)	38.9	61.6	3.1
Taxes and duties / Operating income	100.6%	89.3%	(11.3)

Note: As of June 30, 2010, in line with rules established by FRS B-8 “Combined or Consolidated Financial Statements”, for consolidation purposes, results by business segment must not include unrealized income or loss, therefore, there may be differences between data disclosed in this sections and the one included in the table “Business Segment Information” of the Annex.

PR

Pemex-Refining (PR) recorded a net operating loss of Ps. 80.4 billion in the first half of 2010; this in turn generated a net loss of Ps. 43.7 billion for the period, as compared to a net loss of

Ps. 21.4 billion during the same half of 2009, primarily due to a lower refining margin.

Chart 8

Quarterly variable refining margin

(Dollars per barrel)

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PEMEX

Chart 9

Accumulated variable refining margin

(Dollars per barrel)

The decrease in PEMEX’s variable refining margin is primarily explained by: (i) the behavior of international crude oil and petroleum products; and (ii) non-scheduled shut-downs of equipment responsible for the production of higher value-added products.

PGPB	Pemex-Gas and Basic Petrochemicals (PGPB) recorded a net operating income of Ps. 0.5 billion, as compared to a net operating income of Ps. 0.3 billion. As a result, PGPB recorded a net income of Ps. 1.8 billion, as compared to net income of Ps. 1.2 billion during the during the first half of 2009. The main driver of PGPB loss is the increase of the natural gas price.

PPQ	The operating loss recorded by Pemex-Petrochemicals (PPQ) decreased by 28.6% to Ps. 7.0 billion during the first half of 2010. Likewise, net loss of PPQ decreased to Ps. 7.5 billion in the same period, as compared to a net loss of Ps. 9.8 billion during the first half of 2009; this was a result of the resuming the operations of the aromatics train at the Cangrejera Petrochemical Complex in January 2010, using imported naphtha instead of gasoline in January 2010.

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PEMEX

Consolidated Balance Sheet as of June 30, 2010

Table 8
PEMEX
Consolidated Balance Sheet

	As of June 30,
	2009	2010	Change		2010
	(Ps. MM)				(U.S.$MM)
Total assets	1,320,496	1,335,191	1.1%	14,695	103,954
Current assets	407,196	307,531	-24.5%	(99,665)	23,943
Cash and cash equivalents	157,422	104,081	-33.9%	(53,342)	8,103
Accounts, notes receivable and other—Net	172,528	170,448	-1.2%	(2,080)	13,271
Inventories-Net	77,246	33,003	-57.3%	(44,243)	2,569
of products	72,765	28,857	-60.3%	(43,908)	2,247
of materials	4,480	4,146	-7.5%	(335)	323
Investments in shares of non-consolidated subsidiaries, affiliates and others	10,508	10,024	-4.6%	(484)	780
Wells, pipelines, properties, plant and equipment—Net	892,468	1,012,019	13.4%	119,552	78,793
Other assets - Net	10,325	5,616	-45.6%	(4,708)	437

Total liabilities	1,315,999	1,418,695	7.8%	102,696	110,455
Current liabilities	227,648	227,488	-0.1%	(161)	17,711
Current portion of long-term debt	101,919	105,098	3.1%	3,178	8,183
Suppliers	38,842	50,974	31.2%	12,132	3,969
Accounts and accrued expenses payable	40,749	34,430	-15.5%	(6,319)	2,681
Taxes and duties payable	46,139	36,986	-19.8%	(9,153)	2,880
Long-term liabilities	1,088,351	1,191,208	9.5%	102,856	92,744
Long-term debt	516,602	521,946	1.0%	5,344	40,637
Reserve for sundry creditors and others	41,017	48,496	18.2%	7,479	3,776
Reserve for employee benefits	523,815	613,971	17.2%	90,156	47,802
Deferred taxes	6,917	6,795	-1.8%	(122)	529
Total equity	4,497	(83,504)	-1956.9%	(88,001)	(6,501)
Total liabilities and equity	1,320,496	1,335,191	1.1%	14,694	103,954

Table 9
PEMEX
Financial ratios

	As of June 30,
	2009	2010	Change
Wells, pipelines, properties, plant and equipment / Assets	67.6%	75.8%	8.21
Debt / Total liabilites and equity	46.8%	47.0%	0.12
Working capital (Ps. MM)	179,547	80,044	-55.4%

Current Assets	Current assets decreased by 24.5%, as compared to June 30, 2009, to Ps. 307.5 billion, primarily due to a decrease of Ps. 53.3 billion in cash and cash equivalents, as well as a decrease of Ps. 44.2 billion due to inventory variations based on the valuation of inventories at production cost, in order to eliminate unrealized revenues in the consolidation process.

Short-term Liabilities	Short-term liabilities decreased by 0.1%, to Ps. 227.5 billion, primarily as a result of the decreases in taxes and duties payable and cumulative accounts and expenses, which were partially offset by an increase in debt owed to suppliers.

Property, plant and equipment	Property, plant and equipment increased by 13.4%, or Ps. 119.6 billion, to Ps. 1,012.0 billion as of June 30, 2010. This increase is primarily explained by the net effect of new investments made over the previous 12 months.

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PEMEX

Investing Activities

Budget 2010

PEMEX expects to invest approximately Ps. 263.4 billion[4] during 2010. The estimated allocation of these investments is5:

•    Ps. 220.0 billion to Pemex-Exploration and Production, Ps. 32.9 billion will be allocated to exploration;

•    Ps. 32.0 billion to Pemex-Refining;

•    Ps. 5.7 billion to Pemex-Gas and Basic Petrochemicals;

•    Ps. 4.8 billion to Pemex-Petrochemicals; and

•    Ps. 0.9 billion to Petróleos Mexicanos.

Activity	During the first half of 2010, Ps. 115.5 billion had been spent, which represents 43.8% of total programmed investments for 2010.

Debt

Table 10
PEMEX
Consolidated Total Debt

	As of June 30,
	2009	2010	Change		2010
	(Ps. MM)				(U.S.$MM)
Total debt	618,522	627,044	1.4%	8,522	48,820
Short-term	101,919	105,098	3.1%	3,178	8,183
Long-term	516,602	521,946	1.0%	5,344	40,637
Cash and cash equivalents	157,422	104,081	-33.9%	(53,342)	8,103
Total net debt	461,099	522,963	13.4%	61,864	40,716

Net	Net debt increased by 13.4% to Ps. 523.0 billion (U.S.$40.7 billion). This increase is primarily explained by a decrease in cash and cash equivalents.

Table 11
PEMEX
Maturity Profile

	As of June 30,
	(Ps. MM)	(U.S.$MM)
Total debt	627,044	48,820
In Mexican pesos	142,198	11,071
July -December 2010	12,917	1,006
January 2011 - June 2011	16,517	1,286
July 2011 - June 2012	24,133	1,879
July 2012 - June 2013	16,221	1,263
July 2013 - June 2014	19,833	1,544
July 2014 and beyond	52,577	4,093
In other currencies	484,846	37,749
July - December 2010	40,663	3,166
January 2011 - June 2011	35,001	2,725
July 2011 - June 2012	43,087	3,355
July 2012 - June 2013	47,279	3,681
July 2013 - June 2014	37,344	2,907
July 2014 and beyond	281,471	21,914

[4]	Based on 2010 Federal Budget.
[5]	Includes maintenance expenditure. Investment figures may change based on further budgeting adjustments.

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PEMEX

Table 12
PEMEX
Exposure of the principal amount of debt

	As of June 30,
	2009	2010	2009	2010	2009	2010
	Percentage
	By currency		At fixed rate		At floating rate
Total	100.0%	100.0%	50.6%	57.1%	49.4%	42.9%
U.S. Dollars	79.9%	77.3%	52.1%	60.2%	47.9%	39.8%
Mexican pesos	20.1%	22.7%	44.8%	46.4%	55.2%	53.6%
Euros	0.0%	0.0%	100.0%	100.0%	0.0%	0.0%
Yen	0.0%	0.0%	100.0%	0.0%	0.0%	0.0%

Table 13
PEMEX
Exposure of the principal amount of debt
Average duration

	As of June 30,
	2009	2010	Change
	(Years)
Total	3.9	4.6	0.7
U.S. Dollars	4.5	5.2	0.7
Mexican pesos	1.8	2.0	0.2
Euros	2.7	2.2	(0.5)
Yen	0.6	0.0	(0.6)

Financing Activities

Capital Raising

ECAs	During the first half of 2010, PEMEX obtained a total of U.S.$ 984.2 million in loans made or guaranteed by Export Credit Agencies (ECAs).

Capital Markets

The following are PEMEX’s most recent capital markets transactions:

On May 17, 2010, Petróleos Mexicanos issued Ps. 15.0 billion of Certificados Bursátiles (publicly traded notes) in three tranches:

•     Ps. 8.5 billion due 2014, at TIIE-28 plus 44 basis points coupon;

•     Ps. 5.0 billion due 2020, at 9.1% semi-annual coupon; and

•     an equivalent to approximately Ps. 1.5 billion ,denominated in UDIs (Investment Units) due 2020, at 4.2% semi-annual coupon; this amount represents UDI 337,670,900.00.

That the last two of these tranches were reopenings of series originally issued in February 2010.

On July 21, 2010, Petróleos Mexicanos issued U.S.$2.0 billion of notes due 2021, at 5.5% semi-annual coupon.

The proceeds from these activities will be used to finance PEMEX’s investment program and refinancing activities.

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PEMEX

Liquidity Management

On June 24, 2010, PEMEX disbursed U.S.$990.0 million from its syndicated revolving credit facility. As of June 30, 2010, U.S.$1.5 billion remained available under this syndicated revolving credit facility.

Equity

Table 14
PEMEX
Equity

	As of June 30,
	2009	2010	Change		2010
	(Ps. MM)				(U.S.$MM)
Total equity	4,497	(83,504)	-1956.9%	(88,001)	(6,501)
Certificates of contribution “A”	96,958	96,958	0.0%	—	7,549

Mexican Government increase in equity of Subsidiary Entities	179,880	180,382	0.3%	503	14,044

Equity	4,124	3,534	-14.3%	(590)	275
Legal reserve	966	960	-0.7%	(6)	75
Surplus donation	929	1,160	24.8%	231	90
Financial instruments	9,319	8,666	-7.0%	(653)	—
Retained earnings (accumulated losses)	(287,679)	(375,164)	30.4%	(87,485)	(29,209)
From prior years	(261,840)	(356,502)	36.2%	(94,662)	(27,756)
For the year	(25,839)	(18,662)	-27.8%	7,177	(1,453)

As of June 30, 2010, PEMEX had negative equity totaling Ps. 83.5 billion, as compared to positive equity of Ps. 4.5 billion recorded as of June 30, 2009. This decrease in equity of Ps. 88.0 billion was primarily due to the net loss of Ps. 94.7 billion recorded during 2009, as well as the loss recorded during the first half of 2010.

We note that the financing agreements to which PEMEX is currently a party do not include financial or payment suspension covenants that could be triggered as a result of recording negative equity.

Source and uses of resources

Chart 10

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PEMEX

Statement of Cash Flows

Table 15
PEMEX
Consolidated Statements of Cash Flows

	As of June 30,
	2009	2010	Change
	(Ps. MM)
Net income before taxes and duties	219,530	247,648	12.8%	28,118
Items with no effect on cash:
Net cost for the period of employee benefits	48,185	58,826	22.1%	10,641
Activities related to investing activities:	45,203	47,369	4.8%	2,167
Depreciation and amortization	42,568	45,771	7.5%	3,203
Impairment of properties, plant and equipment	—	(522)
Profit sharing in non-consolidated subsidiaries and affiliates—Net	553	114	-79.4%	(439)
Unsuccesful wells	—	2,007		2,007
Other items	2,082	—	-100.0%	(2,082)
Activities related to financing activities:	(23,887)	(18,905)	-20.9%	4,982
Deferred income taxes	—	(139)		(139)
Income (loss) from foreign exchange fluctuations	(38,970)	(17,418)	-55.3%	21,551
Accrued interest	15,083	(1,348)	-108.9%	(16,431)
	289,031	334,938	15.9%	45,908
Funds provided by (used in) operating activities:	(211,683)	(282,990)	33.7%	(71,308)
Financial instruments	1,153	13,500	1071.3%	12,347
Accounts and notes receivable	8,549	3,249	-62.0%	(5,300)
Inventories	(11,774)	3,901	-133.1%	15,674
Other assets	5,982	(630)	-110.5%	(6,612)
Accounts payable and accrued expenses	11,788	3,155	-73.2%	(8,633)
Taxes payable	(215,903)	(277,777)	28.7%	(61,874)
Suppliers	3,460	(12,304)	-455.6%	(15,764)
Reserve for sundry creditors and others	4,639	4,972	7.2%	332
Contributions and payments for employee benefits	(19,454)	(21,056)	8.2%	(1,602)
Deferred income taxes	(123)	—	-100.0%	123

Net cash flow from operating activities	77,348	51,948	-32.8%	(25,400)

Investing activities:
Investment in property, plant and equipment	(93,794)	(92,879)	-1.0%	915
Other items	116	—	-100.0%	(116)
Disposal of fixed assets	3,866	1,352	-65.0%	(2,514)

Net cash flow from investing activities	(89,812)	(91,527)	1.9%	(1,715)

Cash flow to be obtained from financing activities	(12,465)	(39,580)	217.5%	(27,115)
Financing activities:
Bank loans	—	14,548		14,548
Securities	86,378	72,694	-15.8%	(13,684)
Amortization of bank loans	—	(27,674)		(27,674)
Amortization of securities	(30,680)	(44,087)	43.7%	(13,407)
Future equity increases	(35)	0	-100.3%	36

Net cash flow from financing activities	55,663	15,481	-72.2%	(40,182)

Net increase in cash and cash equivalents	43,198	(24,099)	-155.8%	(67,297)
Cash and cash equivalents at the beginning of the year	114,224	128,180	12.2%	13,955
Cash and cash equivalents at the end of the year	157,422	104,081	-33.9%	(53,342)

•	We note that as of June 30, 2010, net cash flow from operating activities before taxes and duties was Ps. 329.7 billion, an increase of Ps. 36.5 billion as compared to June 30, 2009.

•	During the first half of 2010, PEMEX generated Ps. 87.2 billion and recorded amortizations for Ps. 71.8 billion, thereby net indebtedness amounted to Ps. 15.5 billion.

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PEMEX

EBITDA

Table 16
PEMEX
EBITDA reconciliation
		Second quarter (Apr.-Jun.)					Second quarter (Apr.-Jun.)
		2009	2010	Change		2010	2009	2010	Change		2010
		(Ps. MM)				(U.S.$MM)	(Ps. MM)				(U.S.$MM)
	Net loss	1,158	(20,105)	-1836.4%	(21,263)	(1,601)	(25,839)	(18,662)	-27.8%	7,177	(1,473)

+	Taxes and duties	145,000	154,107	6.3%	9,107	12,275	241,897	326,146	34.8%	84,249	25,734

-	Comprehensive financing result	10,190	(30,719)	-401.5%	(40,909)	(2,447)	(10,081)	(16,487)	63.5%	(6,406)	(1,301)

+	Depreciation and amortization	19,279	23,425	21.5%	4,146	1,866	42,568	45,771	7.5%	3,203	3,612

+	Net cost for the period of employee benefits	24,093	29,413	22.1%	5,320	2,343	48,185	58,826	22.1%	10,641	4,642

EBITDA		179,340	217,559	21.3%	38,219	17,329	316,891	428,567	35.2%	111,676	33,816

Chart 11

EBITDA

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PEMEX

Operating Results for the second quarter of 2010

Table 17
PEMEX
Main Statistics of Production
	Second quarter (Apr.-Jun.)				Six months ending Jun. 30,
	2009	2010	Change		2009	2010	Change
Upstream
Total Hydrocarbons (Mboed)	4,137	4,177	1.0%	40	4,160	4,187	0.6%	27
Liquid Hydrocarbons (Mbd)	2,965	2,961	-0.1%	(4)	3,000	2,974	-0.9%	(26)
Crude Oil (Mbd)	2,590	2,578	-0.5%	(13)	2,628	2,592	-1.4%	(36)
Condensates (Mbd)	46	47	3.0%	1	45	47	4.2%	2
Natural Gas Liquids (Mbd)	329	336	2.3%	8	326	335	2.6%	9
Natural Gas (MMcfd)	7,029	6,937	-1.3%	(92)	7,023	6,942	-1.2%	(81)
Downstream
Dry Gas (MMcfd)	3,571	3,643	2.0%	73	3,537	3,663	3.6%	126
Natural Gas Liquids (Mbd)(1)	385	390	1.4%	6	382	389	1.9%	7
Petroleum Products(2)	1,430	1,417	-0.9%	(12)	1,467	1,428	-2.7%	(39)
Petrochemicals(3)	1,002	1,150	14.7%	148	2,122	2,214	4.3%	92

(1)	Includes condensates and other streams to fractionating process.
(2)	Includes isobutanes and LPG from Pemex-Gas and Basic Petrochemicals, dry gas from Pemex-Refining and butane from Pemex-Petrochemicals.
(3)	Net production.

Upstream

Crude oil production

Table 18
PEMEX
Crude Oil Production by Type
	Second quarter (Apr.-Jun.)				Six months ending Jun. 30,
	2009	2010	Change		2009	2010	Change
Crude Oil (Mbd)	2,590	2,578	-0.5%	(13)	2,628	2,592	-1.4%	(36)
Heavy	1,513	1,432	-5.4%	(81)	1,564	1,448	-7.4%	(116)
Light	811	830	2.4%	19	811	832	2.6%	21
Extra-light	266	316	18.7%	50	253	312	23.3%	59
Offshore Crude Oil / Total	77.3%	75.6%			77.9%	76.0%

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PEMEX

Table 19
PEMEX
Crude Oil Production by Asset

			2008				2009				2010
	2006	2007	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q
	(Mbd)
Total	3,256	3,076	2,891	2,794	2,754	2,729	2,667	2,590	2,567	2,583	2,607	2,578
Northeastern Marine Region	2,205	2,018	1,861	1,770	1,695	1,658	1,584	1,481	1,456	1,453	1,445	1,403
Cantarell	1,801	1,490	1,195	1,073	990	902	787	688	646	620	597	567
Ku-Maloob-Zaap	404	527	666	698	705	756	797	793	809	833	848	836
Southwestern Marine Region	475	506	495	486	507	513	512	521	511	526	546	546
Abkatún-Pol Chuc	332	312	302	289	325	316	314	307	299	302	302	299
Litoral Tabasco	143	194	192	197	182	197	199	214	212	225	243	247
Southern Region	491	465	449	450	466	470	479	493	506	512	520	526
Cinco Presidentes	39	45	44	48	49	49	51	54	61	60	66	71
Bellota-Jujo	219	190	176	173	176	174	173	173	172	171	168	161
Macuspana	7	10	12	13	20	17	22	25	30	32	32	33
Muspac	34	34	33	35	37	40	41	41	42	44	48	47
Samaria-Luna	193	187	183	181	184	191	193	200	201	205	206	213
Northern Region	84	87	87	88	86	88	92	95	94	92	96	103
Burgos	—	—	—	—	—	—	—	—	—	—	—	—
Poza Rica-Altamira	83	85	57	56	53	57	60	61	59	57	56	57
Aceite Terciario del Golfo(1)	0	0	27	30	30	29	28	29	31	30	35	40
Veracruz	1	2	2	2	2	2	4	5	5	5	5	5

(1)	The Aceite Terciario del Golfo Asset was created in 2008; the fields that integrate it were divested from the Poza Rica-Altamira Asset.

Chart 12

Crude oil production by region

(Mbd)

2Q10

Crude oil production decreased by 0.5%, from 2,590 to 2,578 Mbd, as compared to the same quarter of 2009. This was primarily a result of lower heavy crude oil production due to the natural decline of the Cantarell project, as well as the shut-down of wells in that project due to an increase in the oil-gas ratio.

This decrease in heavy crude oil production was partially offset by an 18.7% increase in extra-light crude oil production, mainly a result of the completion at the Delta del Grijalva project in the Southern Region and Yaxché project in the Southwestern Marine Region. Likewise, light crude oil production increased by 2.4% as a result of increased production at the Yaxché project.

1H10	As a result of lower production of heavy crude oil during the first half of 2010, total crude oil production decreased by 1.4% as compared to the same period of 2009, from 2,628 to 2,592 Mbd.

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PEMEX

Natural Gas Production

Table 20
PEMEX
Natural Gas Production and Gas Flaring

	Second quarter (Apr.-Jun.)				Six months ending Jun. 30,
	2009	2010	Change		2009	2010	Change
Total (MMcfd)	7,029	6,937	-1.3%	(92)	7,023	6,942	-1.2%	(81)
Associated	4,491	4,383	-2.4%	(107)	4,492	4,350	-3.2%	(142)
Non-associated	2,538	2,554	0.6%	16	2,532	2,592	2.4%	61
Natural Gas Flaring	844	364	-56.9%	(480)	778	370	-52.5%	(408)
Gas Flaring / Total	12.0%	5.2%	-53.2%		11.1%	5.3%

Table 21
PEMEX
Natural Gas Production by Asset

			2008				2009				2010
	2006	2007	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q
	(MMcfd)
Total	5,356	6,058	6,586	6,861	6,963	7,260	7,018	7,029	7,066	7,009	6,946	6,937
Northeastern Marine Region	920	1,157	1,647	1,854	1,913	2,189	1,900	1,814	1,803	1,617	1,488	1,459
Cantarell	718	945	1,385	1,589	1,636	1,900	1,583	1,461	1,474	1,306	1,166	1,125
Ku-Maloob-Zaap	203	212	262	264	276	289	317	353	328	311	322	333
Southwestern Marine Region	856	993	991	1,016	1,046	1,038	1,067	1,141	1,095	1,142	1,127	1,142
Abkatún-Pol Chuc	513	544	542	542	615	577	570	591	574	586	588	595
Litoral Tabasco	344	448	449	474	431	461	497	550	521	557	539	546
Southern Region	1,352	1,353	1,364	1,419	1,492	1,525	1,540	1,547	1,633	1,677	1,697	1,774
Cinco Presidentes	57	61	64	68	70	68	66	70	71	69	85	108
Bellota-Jujo	271	240	251	248	243	261	250	245	272	275	293	304
Macuspana	193	223	234	248	286	273	299	305	319	326	316	318
Muspac	369	311	297	311	301	290	278	279	280	277	275	265
Samaria-Luna	463	518	519	545	593	633	646	648	690	730	728	780
Northern Region	2,228	2,556	2,583	2,572	2,512	2,509	2,511	2,526	2,536	2,573	2,634	2,563
Burgos	1,330	1,412	1,390	1,392	1,360	1,389	1,425	1,501	1,535	1,598	1,597	1,525
Poza Rica-Altamira	174	223	165	154	145	147	138	138	132	126	122	118
Aceite Terciario del Golfo(1)	—	—	43	49	51	66	81	83	80	71	77	82
Veracruz	723	922	986	977	957	907	867	805	789	779	837	838

(1)	The Aceite Terciario del Golfo Asset was created in 2008; the fields that integrate it were divested from the Poza Rica-Altamira Asset.

Chart 13

Natural gas production by region

(MMcfd)

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PEMEX

2Q10

During the quarter, total natural gas production decreased by 1.3%, from 7,029 to 6,937 MMcfd as a result of a decrease in associated gas production, which was due to optimization works in the transition zone at the Cantarell project.

In contrast, production of non-associated natural gas increased by 0.6%, primarily due to the completion of wells in the Burgos and Veracruz projects in the Northern Region. As a result, combined production form those two projects reached 2,363 MMcfd, which represented 34.1% of total natural gas production.

1H10	Total natural gas production decreased by 1.2%, from 7,023 to 6,942 MMcfd.

Gas Flaring	In the second quarter of 2010, gas flaring decreased by 56.9%, as compared to the second quarter of 2009, due to: (i) optimization works in the transition zone at the Cantarell project, and (ii) construction of additional infrastructure for gas handling and transportation in the offshore facilities. We note that by the end of June 2010, gas flaring amounted for less than 5% of total gas production.

Seismic Information

Table 22
PEMEX
Seismic information

	Second quarter (Apr.-Jun.)				Six months ending Jun. 30,
	2009	2010	Change		2009	2010	Change
2D (km)	8,274	411	-95.0%	(7,862)	16,911	970	-94.3%	(15,941)
3D (km2)	5,474	5,011	-8.5%	(464)	9,323	11,509	23.4%	2,186

2Q10

2D seismic acquisition studies decreased, primarily as a result of not performing any 2D seismic acquisition studies in the Deep Gulf of Mexico between April and June 2010, with 2D seismic acquisition studies being carried out primarily in the Burgos project.

3D seismic acquisition studies decreased was primarily as a result of decreased acquisition studies in deepwater and Burgos projects, as well as in the development fields of the Aceite Terciario del Golfo (ATG) project.

1H10

During the first half of 2010, 2D seismic acquisition study activities were primarily performed in the Burgos project, aimed at identifying new exploratory opportunities that may lead to commercially viable non-associated gas accumulations.

Acquisition of 3D seismic studies during the first half of 2010 reached 11,509 km2, distributed as follows: i) 8,223 km2 were performed in the Gulf of Mexico B project, with the goal of evaluating the crude oil potential of the deep waters of the Gulf of Mexico’s; ii) 2,757 km2 were performed with the purpose of incorporating new hydrocarbons reserves in the Southeastern, Burgos, and Veracruz basins; and, iii) 529 km2 performed to develop fields in the Northern Region.

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PEMEX

Discoveries

Table 23
PEMEX
Main discoveries as of June 30, 2010

Project	Well	Geologic age	Initial production		Type of hydrocarbon
			Crude and condensates (bd)	Gas (MMcfd)
Campeche Oriente	Utsíl-1	Superior Cretaceous	3,250	0.5	Extraheavy crude oil
Múspac	Juspí-101A	Mid-Cretaceous	2,893	9.5	Gas and condensates
Burgos	Perillan-1	Eocen		1.9	Dry gas
	Arenaria-1	Eocen		2.5	Dry gas
	Antillano-1	Eocen	20	2.2	Wet gas
	Tapado-1	Eocen	18	5.9	Wet gas
Total			6,181	23

Operation infrastructure

Table 24
PEMEX
Operating Equipment and Wells

	As of June 30,
	2009	2010	Change
Drilling Rigs and Offshore Platforms
Drilling Rigs	307	271	-11.7%	(36)
Drilling Rigs of PEMEX	126	126	0.0%	0
Drilling Rigs of Contractors	181	145	-19.9%	(36)
Offshore Platforms	227	229	0.9%	2
Operating Wells	6,871	7,085	3.1%	214
Injection	218	190	-12.8%	(28)
Production	6,653	6,895	3.6%	242
Crude Oil	3,521	4,083	16.0%	562
Non-associated Gas	3,132	2,812	-10.2%	(320)

Drilling rigs and offshore platforms

At the end of the first half of 2010, the number of operating drilling rigs had decreased by 36, to 271, as compared to the same point in 2009, primarily as a result of lower activity in the ATG asset. Conversely, two drilling new offshore platforms were installed in the Northeastern Marine Region.

Operating wells

At the end of the first half of 2010, the total number of operating wells increased by 214 as compared to the same point of 2009, primarily due to a 16% increase in the number of crude oil wells, which is explained by completed wells beginning production in the ATG asset.

Table 25
PEMEX
Wells drilled
	Second quarter (Apr.-Jun.)				Six months ending Jun. 30,
	2009	2010	Change		2009	2010	Change
Wells Drilled	300	414	38.0%	114	536	768	43.3%	232
Development	278	404	45.3%	126	502	750	49.4%	248
Exploration	22	10	-54.5%	(12)	34	18	-47.1%	(16)

Wells drilled

During the second quarter of 2010, the number of wells completed increased by 38.0% as compared to the same quarter of 2009, due to an increase of 126 development wells. We note in particular the level of such development at the ATG project, where pending wells were completed as a result of an increase of well’s fracturing equipments.

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Upstream opportunity areas

Crude oil quality

In order to improve crude oil quality, in particular to decrease salt and water content, as well as the variations in the density of wells operating near the point of water-oil contact, PEMEX has implemented processes aimed at the dehydration and desalination of Maya crude oil in the Dos Bocas marine terminal.

Likewise, PEMEX seeks to decrease the concentration of silicon in the Maya crude oil export mix produced at the Ku-Maloob-Zaap asset through the use of a new antifoam. Additionally, PEMEX is currently documenting the bases and test protocols for a program through which alternative products will be tested.

Wet gas nitrogen contents	PEMEX currently performs several actions to control nitrogen content in gas transported to processing centers. These actions include the following:
• re-injection of sour gas to wells in the Cantarell asset located in the Northeast Marine Region and in the Oxicaque field that is part of the South Region;

• re-injection of high nitrogen content gas to the reservoir in the Iride and Jujo fields, both located in the South Region; and,

• construction of two nitrogen recovery plants in the South Region, one in the Samaria-Luna asset (125 MMcfd capacity) and the other in the Bellota-Jujo asset (150 MMcfd capacity).

Cantarell’s decline

The measures implemented actions continue to counteract the natural decline of Cantarell have begun to yield their first results. During the second quarter of 2010, production from the asset reached 567 Mbd, resulting in a decline rate of 1.6%, compared to a production level of 597 Mbd and a decline rate of 1.5% during the first quarter of 2010. Production during the fourth quarter of 2009 was 620 Mbd, registering a decline rate of 3.2%.

PEMEX implemented the following measures in order to continue to counteract the natural decline of Cantarell increase the hydrocarbons recovery factor:

• increase well intervention activities in order to optimize production and substitute closed wells;

• drilling of horizontal wells to reach undrained areas; and

• re-injection of gas to in order to maintain pressure in the reservoir’s oil’s zone.

Aceite Terciario del Golfo (ATG)

PEMEX will continue to: (i) maximize existing wells’ production, (ii) increase execution capacity of well interventions, and (iii) apply new technologies through schemes like the field laboratories, non-conventional drilling, fracturing and stimulations.

Regarding the field laboratories at ATG:

• contracts have been executed with Schlumberger, Weatherford, Halliburton, Tecpetrol and Baker Hughes.

• the phase for the study and measurement of wells has begun; and

• drilling and well’s completion phase is currently being carried out in areas of greater productivity.

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Industrial Entities

Crude oil processing

Table 26
PEMEX
Crude Oil Processing

	Second quarter (Apr.-Jun.)				Six months ending Jun. 30,
	2009	2010	Change		2009	2010	Change
Total processed (Mbd)	1,256	1,240	-1.3%	(16)	1,290	1,250	-3.1%	(40)
Light Crude(1)	750	766	2.1%	16	773	769	-0.5%	(4)
Heavy Crude	506	474	-6.3%	(32)	517	481	-7.0%	(36)

Light crude / total processed	59.7%	61.8%		2.1	59.9%	61.5%		1.6
Heavy crude / total processed	40.3%	38.2%		(2.1)	40.1%	38.5%		(1.6)

Use of primary distillation capacity	82.1%	81.1%		(1.0)	84.4%	81.7%		(2.7)

(1)	Includes naphthas from Pemex-Gas and Basic Petrochemicals.

Capacity Utilization	During the first half of 2010, decrease in primary distillation capacity utilization rate was primarily due to: (i) electrical disruptions in the Tula and Madero refineries, which affected most industrial processes in those facilities; (ii) plant maintenance due to differed maintenance; (iii) non-scheduled corrective plant maintenance during the first six months of 2010; and (iv) scheduled maintenance.

Production of petroleum products

Table 27
PEMEX
Petroleum Products Production

	Second quarter (Apr.-Jun.)				Six months ending Jun. 30,
	2009	2010	Change		2009	2010	Change
Total production (Mbd)	1,430	1,417	-0.9%	(12)	1,467	1,428	-2.7%	(39)
Gasolines(1)	466	446	-4.2%	(20)	481	448	-6.7%	(32)
Fuel oil	288	322	11.6%	33	299	333	11.2%	33
Diesel	337	300	-10.8%	(36)	340	305	-10.1%	(34)
LPG(2)	209	216	3.6%	7	210	215	2.3%	5
Jet Fuel	51	58	14.7%	7	58	57	-1.4%	(1)
Other(3)	80	75	-5.7%	(5)	79	69	-13.0%	(10)

(1)	Includes transfers from La Cangrejera Petrochemical Complex.
(2)	Includes LPG from Pemex-Gas and Basic Petrochemicals, Pemex-Refining and Pemex-Exploration and Production.
(3)	Includes kerosenes, paraffins, furfural extract, aeroflex and asphalt.

Petroleum products production decreased by 0.9%, from 1,430 to 1,417 Mbd, primarily due to lower crude oil processing. Similarly, production of petroleum products decreased by 2.7%, from 1,467 to 1,427 Mbd during the first half of 2010.

Fight against the illicit fuel market	During the first half of 2010, the estimated lost volume of petroleum products associated with illicit fuel market was 938,094 barrels, 55.1% lower than the estimated missing volume for the first half of 2009, which amounted 2,089,612 barrels. Please see the Annex for further information regarding actions taken aimed at fighting the illicit fuel market.

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Natural gas processed

Table 28
PEMEX
Natural Gas Processing and Production

	Second quarter (Apr.-Jun.)				Six months ending Jun. 30,
	2009	2010	Change		2009	2010	Change
Natural Gas Processing in Gas Processing Centers (MMcfd)	4,424	4,504	1.8%	79	4,390	4,535	3.3%	145
Sour Wet Gas	3,380	3,423	1.3%	43	3,362	3,438	2.3%	76
Sweet Wet Gas	1,045	1,081	3.5%	36	1,028	1,097	6.8%	69
Production
Dry Gas (MMcfd)	3,571	3,643	2.0%	73	3,537	3,663	3.6%	126
Natural Gas Liquids (Mbd)(1)	385	390	1.4%	6	382	389	1.9%	7

(1)	Includes condensates and other streams to fractionating process.

2Q10	Total onshore natural gas processing increased by 1.8% as a result of greater availability of sour wet and sweet gas in the Marine and Northern regions. As a result, production of dry natural gas increased by 2.0%, while production of natural gas liquids increased by 1.4%.

1H10	During the first half of 2010, new wells were incorporated in the Northern Region, thereby increasing the supply of sweet wet gas. As a result, onshore natural gas processing increased by 3.3%, while natural dry gas production increased by 3.6% and natural gas liquids production increased by 1.9%.

Total petrochemicals production

Table 29
PEMEX
Petrochemicals Production -net-

	Second quarter (Apr.-Jun.)				Six months ending Jun. 30,
	2009	2010	Change		2009	2010	Change
Total Production -net- (Mt)	1,002	1,150	14.7%	148	2,122	2,214	4.3%	92
Methane Derivatives	251	314	25.1%	63	565	580	2.6%	15
Ammonia	178	221	24.0%	43	420	425	1.3%	5
Other Methane Derivatives	73	93	27.9%	20	145	154	6.5%	9
Ethane Derivatives	295	345	16.8%	50	632	701	10.9%	69
Ethylene	39	17	-57.4%	(22)	55	31	-42.8%	(24)
Ethylene Oxide	42	66	56.5%	24	86	128	48.8%	42
Low Density Polyethylene	64	54	-16.3%	(10)	140	119	-15.3%	(21)
High Density Polyethylene	40	56	39.3%	16	88	101	14.9%	13
Linear Low Density Polyethylene	51	41	-20.4%	(10)	113	96	-15.2%	(17)
Vinyl Chloride	13	60	364.0%	47	58	122	110.3%	64
Other Ethane Derivatives	45	52	15.6%	7	92	104	13.0%	12
Aromatics and Derivatives	199	205	3.1%	6	378	390	3.1%	12
Styrene	30	12	-60.5%	(18)	53	37	-29.5%	(16)
Toluene	16	26	63.2%	10	30	52	71.8%	22
Xylenes	20	26	32.2%	6	39	50	27.1%	11
High Octane Hydrocarbon	128	120	-6.5%	(8)	246	218	-11.3%	(28)
Other Aromatics and Derivatives	5	21	321.2%	16	10	33	227.4%	23
Propylene Derivatives	3	25	733.9%	22	6	46	672.3%	40
Acrylonitrile	—	15		15	—	28		28
Propylene	3	0		(3)	6	—		(6)
Other Propylene Derivatives	—	10		10	—	18		18
Other(1)	254	261	2.7%	7	541	497	-8.1%	(44)

(1)	Includes butanes from Cangrejera, petrochemicals specialities, heptane, BTX liquids, isohexanes from Cangrejera, pirolisis liquids, pentanes from Cangrejera, muriatic acid, poliethylenics waxes, hexanes, butadiene, oxygen, naphtha gas from Cangrejera, amorphous gasoline from Cangrejera, octane base gasoline and heavy naphtha.

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2Q10	Total petrochemical net production increased from 1,002 to 1,150 thousand tons (Mt), as compared to the second quarter of 2009. This variation was primarily due to:

• an increase in production of methane derivatives, primarily ammonia, explained by an greater process capacity due to maintenance workovers in the Ammonia VI plant during the second quarter of 2010;

•       an increase in production of ethane derivatives, particularly ethylene oxide and vinyl chloride, as a result of improved performance in the vinyl chloride plant, as well as the ethylene oxide plant start-up in the Morelos Petrochemical Complex during September 2009;

•       a slight increase in production of aromatics, primarily explained by increased benzene production due to increased product availability as a result of lower consumption as a component of styrene production process; and

• an increase in “others” as a result of higher octane-based gasoline production, due to the lack of shut-down maintenance in primary plant no. 2 at Salina Cruz.

1H10	During the first half of 2010, total petrochemicals production increased by 4% as compared to the first half of 2009, from 2,122 to 2,214 Mt. This variation was primarily a result of:

•       an increase in the production of ethane derivatives, particularly ethylene oxide and vinyl chloride, as a result of the expansion of the ethylene oxide plant at the Morelos Petrochemical Complex during the third quarter of 2009, and improved performance levels of the vinyl chloride plant;

•       a slight increase production of in methane derivatives, primarily ammonia, due to shorter maintenance workovers in the Ammonia VI plant: 21 days during the first half of 2010, as compared to 37 days during the first half of 2009;

•       a slight increase in production of aromatics and derivatives, primarily due to increased benzene production due to increased availability of the product as a result of decreased consumption, as a component of the styrene production process. This was due to scheduled maintenance workovers in this plant;

•       an increase in production of the propylene and derivatives chain during 2010, primarily explained by the resumption of operations in the acrylonitrile plant of the Morelos Petrochemical Complex, beginning in October 2009. This plant shutdown on August 2005; and

•       Decreased production of butane and liquid hydrocarbons (included in “other”), as a result of rejection of the first naphtha shipment early in 2010, due to shipments failing to comply with the specified parameters.

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Opportunity areas in the industrial organisms

Operational reliability of the National Refining System	In order to increase the operational reliability of the National Refining System (SNR in Spanish), PEMEX implemented several programs aimed at increasing economical margins and reliability of the equipments and facilities of its refineries. These consist of measures designed to that will increase the refining margin and improve the facilities positioning in terms of international performance indicators, such as: energetic intensity indexes, plant utilization, mechanical availability, and non-scheduled shut-downs, among others.

Gas quality

On March 19, 2010, the new Mexican Official Standard NOM-001-SECRE-2010, “Natural Gas Specifications”, was published in the Official Gazette of the Federation. This new standard supercedes NOM-001-SCRE-2003, “Natural Gas Quality”, and NOM-EM-002-SECRE-2009, “Gas Quality During Severe Emergency Periods”. This standard became effective on May 18, 2010.

In order to ensure compliance with this new standard, the nitrogen content limit for the southern zone[6] was changed to 9%; this limit will decrease gradually until it reaches 6% in 2013. Maximum nitrogen content for the rest of the country is 4%.

Profitable chains

PEMEX carries out different actions to decrease the current economical losses relating to its aromatics line; these actions include:

•     the cessation of paraxylene and orthoxylene production;

•     convert the pentane isomerization plant operations to a gasoline component production scheme;

•     stop topped crude oil; and

•     modify the imported naphtha operational scheme.

The project to resume the acrylonitrile plant in the Morelos Complex was panned for based on an expected supply of propylene from the Minatitlán Refinery. As a result of delays in the reconfiguration of the Minatitlán Refinery, PEMEX has been forced to import propylene to supply the Morelos Complex with this raw material. For 2010, Pemex-Petrochemicals imported 42 Mt of polymer-grade propylene, and is currently evaluating an increase of the propane supply to its ethylene plants, thereby increasing propylene production.

[6]

The southern zone is comprised by Pemex-Gas and Basic Petrochemicals’ National Gas Pipelines System (SNG) located to the south and west of the Cempoala compression station, which is located in the State of Veracruz; as well as the private pipelines and facilities connected to the SNG in this area.

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Industrial safety and environmental protection

Table 30
PEMEX
Industrial Safety and Environmental Protection

	Second quarter (Apr.-Jun.)				Six months ending Jun. 30,
	2009	2010	Change		2009	2010	Change

Frequency Index	0.58	0.36	-37.2%	(0.22)	0.50	0.29	-41.6%	(0.21)
Severity Index	36.0	17.0	-52.8%	(19.00)	27.0	12.0	-55.6%	(15.00)
Sulfur Oxide Emissions (t/Mt)	2.63	2.20	-16.3%	(0.43)	2.73	2.13	-22.0%	(0.60)
Reused Water / Use	0.17	0.17			0.17	0.17

Industrial Safety

During the second quarter of 2010, the accident frequency index decreased to 0.36 incapacitating accidents per million man-hours worked (MMhw), while the accident severity index decreased by 52.8% to 17 days lost per MMhw.

As of June 30, 2010, the frequency index decreased by 41.6% to 0.29 incapacitating accidents per MMhw. This figure is 35.6% lower than the average index recorded by Oil & Gas Producers (OGP), which equated 0.45. Similarily, during the same period, the accident severity index decreased by 55.6%.

The above are results of the reinforcement of PEMEX’s SSPA System, which has contributed to reductions in both accident occurrence and severity.

Environmental Protection	During the second quarter of 2010, the sulfur oxide emissions[7] index increased from 2.63 to 2.20 tons per thousand tons (t/Mt), as a result of decrease in production of wells located in the Cantarell project with a high gas-oil ratio, an increase in sour gas reinjection in this project and an increase in sulfur recovery by the National Refining System. During the first half of 2010, sulfur oxide emissions index decreased by 22.0% during the first half of 2010.

Clean Industry

On July 28, 2010, the Federal Attorney for Environmental Protection (PROFEPA in Spanish) gave nine Clean Industry Certificates to six facilities of the pipelines sector and three to Pemex–Gas and Basic Petrochemical’s liquated gas terminals. This was a result of compliance of environmental regulation, as well as the implementation of operational efficiency measures.

Pemex–Gas and Basic Petrochemicals has received 51 Clean Industry Certificates from the PROFEPA and is currently waiting to receive 15 more.

Jaguaroundi Park	On April 21, 2010, President Felipe Calderón inaugurated the Jaguaroundi Ecological Park, located on the periphery of the Cangrejera, Pajaritos and Morelos Petrochemical Complexes, in Southern Veracruz. The Pemex-Petrochemicals natural reserve measures 960 hectares and is dedicated to conservation, reforestation, carbon capture and environmental education.

IPN-Pemex	On May 7, 2010, PEMEX and the National Polytechnic Institute (IPN) created an advisory board for the execution of the General Academic, Scientific and Technological Collaboration Agreement signed on January 29, 2010. This agreement will contribute to the design of better strategies for oil extraction while protecting the environment and biodiversity.

[7]	Sulfur oxide emissions (SOx) average per thousand tons of substantial activity.

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Shell Exploration Company - PEP	On June 4, 2010, Pemex-Exploration and Production and Shell Exploration Company extended for five more years their general non-commercial collaboration agreement, which is guided by the legal regimes applicable to both parties. The collaboration agreement contemplates an exchange of scientific information and the interaction of employees in environmental protection, industrial safety and other matters.

2009 Social and Environmental Responsibility

The following are some of the outstanding results noted in the 2009 Social and Environmental Responsibility Report:

•     For the third year in a row, Global Reporting Initiative (GRI), an organization associated with the United Nations, granted PEMEX the highest rating (A+) for its 2009 Social and Environmental Responsibility Report.

•     The Sustainable Assets Management (SAM) methodology for social responsibility management rated PEMEX 8%, higher than the average rating of the international oil sector.

•     Four years after its implementation, the PEMEX-SSPA system has succeeded in reducing the accident frequency index by 37% and the accident severity index by 50%.

•     The following indicators experienced improvedment during 2009, as compared to 2008:

•     accident frequency index reached 0.42 accidents per million man-hours (MMhw), 10.6% less than the accident frequency index recorded during 2008 and below international average, which was 0.5MMhw;

•     frequency of leaks and spills decreased by 24%;

•     green house gases emissions decreased by 10.6%;

•     use of fresh water decreased by 3.9%; and

•     Inventories of dangerous residuals and polluted soils decreased by 14.9% and 10.2% respectively.

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Annex

Business Plan 2010-2024

On January 1, 2010, the Board of Directors of PEMEX approved the 2010 – 2024 Business Plan for Petróleos Mexicanos and its subsidiary entities. This plan defines the path that the company will follow in order to attain its vision and to achieve sustainable development. Accordingly, the business plan establishes four main plans of action:

•     Efficiency: through the improvement of operational performance, the professionalization of human capital, increased processes efficiency and the simplification of internal regulations.

•     Growth: seeking to satisfy the growing national demand for petroleum products, to increase reserves and production of oil & gas and to strengthen competitive advantages through the use of technological R&D.

•     Corporate responsibility: to improve stakeholders’ perception and relationship with PEMEX, as well as to incorporate environmental protection and social responsibility as key operational considerations.

•     Management modernization: seek to take advantage of the new regulatory framework outlined by 2008 Energy Reform to increase management autonomy, accelerate the company’s operations and implement a results-oriented culture.

Additionally, the business plan is aligned with the Mexican energy sector regulations such as the Energy Sector Program and the National Energy Strategy.

Subsidiary entities boards of directors	On July 1, 2010, PEMEX installed the Boards of Directors for each of its four subsidiary entities in accordance with article 18 of the Law of Petróleos Mexicanos and transitory article 4 of the Regulation to the Law of Petróleos Mexicanos.

Subsidiary entities committees	On July 13, 2010, the Board of Directors of PEMEX established two committees for each of its four subsidiary entities: the Strategy and Investments Committee and the Acquisitions, Leasing, Works and Services Committee. Two professional board members of each subsidiary entity will serve on these committees, with the professional members acting as the chairpersons of these committees.

Collective bargaining agreement

In compliance with the collective bargaining agreement between Petróleos Mexicanos (PEMEX) and the Petroleum Workers Union, the company and the union agreed a 4.9% ordinary wage increase and a 0.41% increase in benefits.

Additionally, for the first time, a company-union productivity agreement that establishes a 1.11% increase to the salary concept “Productivity”, committing to save at least 1,000 million pesos in the next 12 months.

Bargain between the company and the union is aligned with the Business Plan for Petróleos Mexicanos and its subsidiary entities 2010-2024 that aims to achieve long term sustainability. This agreement will go into effect on August 1, 2010.

Fight against the illicit fuel market

PEMEX, alongside the Secretaries of Finance and Energy, have implemented an integral strategy to combat the illicit fuels market that is aimed at preventing losses of hydrocarbon products caused by acts of theft, illegal extraction, tampering and illicit marketing of petroleum products, and their related risks to personnel, facilities and the environment. PEMEX will report any unlawful activity to the appropriate local or federal authorities.

PEMEX has implemented an operational technical assessment program in its work centers. This has aided in identifying and eliminating areas of vulnerability. In addition, theft in workplaces has been reduced as a result of the information analysis provided by measurement systems, field surveillance and control instruments. These include mobile laboratories, volumetric control for service stations, terminal operations measurement, integrated control systems, a satellite tracking system, closed circuit television and online measurement systems. Additionally, we have obtained information through dedicated interfaces in institutional information systems, which were put in place to detect any inconsistencies in the handling of fuels.

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During the first half of 2010, PEMEX performed the following actions aimed to decreasing incidents of theft in PEMEX’s facilities:

•     The carrying out of 52 technical operational assessments in PEMEX’s facilities, as compared to 59 carried out during the first half of 2009. These assessments aim to detect those areas most vulnerable to illegal activities, along with the issuing of recommendations for preventing such activities.

•     Through 53 mobile laboratories, conducted of 12,580 visits to service stations, as compared to 7,599 during the first half of 2009, to verify the quality of the products being sold and discourage the sale of altered products.

•     The detection, through the use of satellite tracking systems, of 81 instances of illegal re-routing of fuel deliveries to service stations and unauthorized sites involving PEMEX fuel tank trucks, as compared to no detections of illegal re-routing during the first half of 2009.

•     The monitoring of fuel volumes at the service station level, by comparing PEMEX deliveries against retail sales, and thereby further improving volumetric control monitoring, continues. Meanwhile, PEMEX, in conjunction with the Procuraduría General de la República (Office of the Federal Attorney General) and the Tax Administration System, conducts physical product management inspection visits to service stations.

During the first half of 2010, PEMEX, in coordination with the Ministry of National Defense, the Secretary of the Navy and the Office of the Federal Attorney General, identified and sealed off 273 illegal pipeline taps (as compared to 186 during the first half of 2009) in the national pipeline system, on each of this cases, corresponding criminal report on was filed. This was the result of (i) the inspection of 1,725 kilometers of pipelines with the use of in-line devices known as go-devils, as compared to 1,705 kilometers during the first half of 2009; (ii) the re-inspection of certain vulnerable pipelines; and (iii) the ongoing evaluation of our monitoring activities.

The illicit market in fuels impacts our results of operations due to the loss of revenues that would have been generated from the sale of such products, the production cost of which is already included in our cost of sales. The preventive actions, conducting of in-line inspections and timely monitoring and analysis of pipeline pressure drops, each as described above, have allowed us to reduce the amount of time in which illegal pipeline taps are detected, reducing our time of exposure to theft and thereby decreasing the estimated volumes of stolen product.

In 2008, in order to provide for criminal causes of action applicable to activity in the illicit fuels market, PEMEX proposed to the Mexican Congress a reform of the relevant legal framework. On December 10, 2009, following Congressional review, the proposals of the Justice Commission Project—consisting of several amendments to the Mexican Federal Penal Code, the Mexican Federal Code of Criminal Procedure and the Mexican Federal Law Against Organized Crime—were published in the Parliamentary Gazette of the LXIth Legislature of the Mexican Congress. As of June 30, 2010, these proposals were being reviewed by the Senate and awaiting its approval.

On June 7, 2010, Pemex-Exploration and Production filed a civil claim before the United States District Court for the Southern District of Texas, following an investigation by Mexican and United States authorities of the illicit market for petroleum products originating in the Burgos basin. The claim was made against BASF Corporation, Murphy Energy Corporation, Trammo Petroleum Inc., BIO-UN Southwest Inc., Valley Fuels, and U.S. Petroleum Depot, Inc., along with several individuals who have pleaded guilty to criminal charges relating to this scheme. The claim is centered around alleged illegal activities conducted by the defendants in the period from November 2008 to mid 2009.

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Table A1
PEMEX
References prices and exchange rates

	Second quarter (Apr.-Jun.)				Six months ending Jun. 30,
	2009	2010	Change		2009	2010	Change
Mexican crude oil basket (U.S.$/b)	55.65	69.86	25.5%	14.21	47.36	70.57	49.0%	23.20
Natural gas (U.S.$/MMBtu)	3.71	4.30	15.9%	0.59	4.14	4.73	14.1%	0.59
Regular gasoline in the USCGM (U.S.$c/gal)	164.72	206.57	25.4%	41.86	143.87	205.98	43.2%	62.10
Mexican pesos per dollar (Ps. / U.S.$)	13.39	12.67	-5.4%	(0.72)	13.95	12.69	-9.0%	(1.26)
Foreign exchange appreciation (depreciation)	6.9%	-4.2%		(11.09)	2.7%	1.6%		(1.06)

Table A2
PEMEX
Volume of domestic sales

	Second quarter (Apr.-Jun.)				Six months ending Jun. 30,
	2009	2010	Change		2009	2010	Change
Dry natural gas (MMcfd)	3,087	3,388	9.8%	301	3,043	3,291	8.1%	248
Petroleum products (Mbd)	1,711	1,791	4.7%	80	1,732	1,779	2.7%	47
Gasolines	784	805	2.7%	21	781	799	2.4%	18
Fuel oil	174	213	22.0%	38	183	198	8.2%	15
Diesel	362	379	4.8%	17	355	368	3.5%	13
LPG	263	265	0.8%	2	280	288	3.1%	9
Jet fuel	52	58	12.0%	6	57	58	2.9%	2
Other	76	71	-6.5%	(5)	77	68	-12.3%	(10)
Petrochemicals products (Mt)	1,070	1,106	3.4%	36	2,118	2,223	4.9%	105

Table A3
PEMEX
Volume of Exports

	Second quarter (Apr.-Jun.)				Six months ending Jun. 30,
	2009	2010	Change		2009	2010	Change
Crude oil (Mbd)	1,195	1,337	11.9%	142	1,237	1,292	4.5%	55
Heavy	1,067	1,091	2.3%	25	1,121	1,044	-6.8%	(76)
Light	16	39	146.4%	23	11	49	338.0%	38
Extra-light	113	207	83.5%	94	105	199	89.1%	94
To be completed	—	388	—	388	—	388	—	388
Dry natural gas (MMcfd)	94	8	-91.9%	(87)	79	28	-64.6%	(51)
Petroleum products (Mbd)	257	180	-30.1%	(77)	263	197	-25.3%	(66)
Gasolines	1	—	-100.0%	(1)	3	—	-100.0%	(3)
Fuel oil	124	107	-13.9%	(17)	128	127	-1.0%	(1)
Diesel	0	—	-100.0%	(0)	6	1	-86.6%	(5)
LPG	4	0	-97.4%	(4)	2	0	-95.2%	(2)
Jet fuel	0	3	702.4%	2	4	1	-63.4%	(2)
Other	127	71	-44.6%	(57)	120	68	-43.6%	(52)
Petrochemicals (Mt)	214	176	-17.7%	(38)	339	362	6.7%	23

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Table A4

PEMEX
Volume of Imports

	Second quarter (Apr.-Jun.)				Six months ending Jun. 30,
	2009	2010	Change		2009	2010	Change
Dry gas (MMcfd)	387	584	51.1%	198	391	509	30.3%	119
Petroleum products (Mbd)	485	603	24.2%	117	469	589	25.7%	120
Gasolines	295	365	23.7%	70	297	353	19.0%	56
Fuel oil	55	11	-80.9%	(45)	29	9	-68.0%	(19)
Diesel	44	113	157.4%	69	39	91	132.8%	52
LPG	62	57	-7.4%	(5)	76	76	-0.3%	(0)
Jet fuel	1	3	188.8%	2	2	3	88.2%	2
Other	29	54	90.3%	26	26	57	115.1%	30
Petrochemicals (Mt)	144	91	-36.9%	(53)	282	184	-34.6%	(97)

Table A5[8]
PEMEX
Business Segment Information

	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Subsidiary Companies and Corporate	Intersegment eliminations	Total
	(Ps. MM)
Six months ending June 30, 2010
Total sales	486,424	294,232	102,128	21,224	469,744	(752,303)	621,449
External clients	—	259,438	64,061	12,869	282,370	—	618,738
Intersegment	486,424	33,044	38,067	8,355	163,878	(729,769)	—
Revenues from services	—	1,749	—	—	23,496	(22,534)	2,711
Depreciation and amortization	38,723	4,399	1,763	566	320	—	45,771
Cost of the reserve for employee benefits	19,808	20,016	4,068	5,507	9,427	—	58,826

Gross income (loss)	377,717	(58,201)	6,001	(2,003)	25,917	(22,352)	327,079
Operating income (loss)	361,421	(82,056)	546	(7,137)	5,408	(407)	277,774
Comprehensive financing result	(12,857)	(5,507)	1,369	(207)	716	—	(16,487)
Taxes and duties	322,846	2,205	511	149	436	—	326,146
Net income (loss)	26,791	(45,392)	1,888	(7,643)	(13,565)	19,259	(18,662)

As of June 30, 2010
Total assets	1,459,635	523,124	138,532	90,373	1,764,976	(2,641,449)	1,335,191
Current assets	696,951	334,720	95,221	72,089	876,195	(1,767,645)	307,531
Investment in shares of non-consolidated subsidiaries and affiliates	663	157	1,756	—	373,553	(366,105)	10,024
Fixed assets	759,586	187,710	41,309	17,121	9,268	(2,975)	1,012,019
Acquisition of fixed assets	76,503	9,381	3,996	736	200	—	90,816
Total liabilities	1,174,330	549,138	89,794	73,401	1,804,400	(2,272,368)	1,418,695
Short-term liabilities	436,741	302,296	29,765	14,794	1,200,186	(1,756,294)	227,488
Reserve for employee benefits	211,784	208,805	52,200	57,748	83,433	—	613,971
Equity	285,304	(26,013)	48,738	16,972	(39,424)	(369,081)	(83,504)

Six months ending June 30, 2009
Total sales	352,787	237,619	86,224	25,200	320,128	(536,047)	485,911
External clients	—	208,399	55,932	8,813	210,021	—	483,165
Intersegment	352,787	27,484	30,292	16,386	108,538	(535,487)	—
Revenues from services	—	1,736	—	—	1,569	(560)	2,746

Depreciation and amortization	35,483	4,436	1,760	567	322	—	42,568
Cost of the reserve for employee benefits	16,441	16,225	3,628	4,489	7,403	—	48,185

Gross income (loss)	249,450	653	6,334	(4,773)	27,669	(20,455)	258,876
Operating income (loss)	234,149	(20,077)	298	(9,994)	9,588	212	214,176
Comprehensive financing result	(13,834)	(5,731)	1,097	83	13,874	(5,570)	(10,081)
Taxes and duties	235,612	1,310	748	134	4,094	—	241,897
Net income (loss)	(15,576)	(21,429)	1,204	(9,843)	(11,884)	31,688	(25,840)

As of June 30, 2009
Total assets	1,413,524	392,146	134,009	72,614	1,965,404	(2,657,201)	1,320,496
Current assets	763,275	210,640	90,564	55,773	1,119,632	(1,832,688)	407,196
Investment in shares of non-consolidated subsidiaries and affiliates	540	157	1,516	—	328,769	(320,473)	10,508
Fixed assets	648,874	179,211	41,670	16,526	9,161	(2,975)	892,468
Acquisition of fixed assets	76,868	15,633	394	1,002	640	—	94,538
Total liabilities	1,156,200	435,195	85,123	58,439	1,909,354	(2,328,311)	1,315,999
Short-term liabilities	469,396	210,538	32,575	7,724	910,474	(1,403,059)	227,648
Reserve for employee benefits	181,475	178,465	44,880	49,644	69,352	—	523,815
Equity	257,324	(43,049)	48,887	14,175	56,050	(328,891)	4,497

[8]

In line with rules established by FRS B-8 “Combined or Consolidated Financial Statements”, for consolidation purposes, results by business segment must not include unrealized income or loss, therefore, there may be differences between data disclosed in this sections and the one included in the “Results by Subsidiary Entitires” section.

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PEMEX

Table A6[9]
PEMEX
Derivative financial instruments

	As of June 30,
	2009	2010	Change		2010
Derivative financial instruments linked to debt and assets	(Ps. MM)				(US$MM)
Face Value (Ps. MM)	143,615	150,777	-44.0%	7,162	11,739
Interest rate swaps	16,251	10,744	-39.9%	(5,507)	836
Cross currency swaps	74,066	104,346	40.9%	30,280	8,124
Extinguishing cross currency swaps	34,151	16,310	-52.2%	(17,841)	1,270
Assets swaps	19,147	19,377	1.2%	230	1,509
Mark to market (Ps. MM)	4,091	(5,883)	-243.8%	(9,974)	(458)
Interest rate swaps	(1,637)	(1,427)	-12.8%	210	(111)
Cross currency swaps	4,689	(1,614)	-134.4%	(6,303)	(126)
Extinguishing cross currency swaps	2,384	476	-80.0%	(1,907)	37
Assets swaps	(1,345)	(3,319)	146.8%	(1,974)	(258)

Natural gas derivative financial instruments
Mark to market (Ps. MM)	233	165	-29.2%	(68)	13
Long swaps	(7,940)	(4,222)	-46.8%	3,718	(329)
Short swaps	8,173	4,387	-46.3%	(3,785.6)	342
Long options	610	185	-69.7%	(426)	14
Short options	(610)	(185)	-69.8%	425.6	(14)
Volume (MMBtu)	10,803	(40,617)	-476.0%	(51,420)
Long swaps	184,119,243	86,083,510	-53.2%	(98,035,733)
Short swaps	(184,099,195)	(86,114,172)	-53.2%	97,985,023
Long options	62,712,481	28,375,530	-54.8%	(34,336,952)
Short options	(62,721,727)	(28,385,485)	-54.7%	34,336,242

Volume of petroleum products derivative financial instruments
Mark to market (Ps. MM)	(25.7)	307.4	-1297.4%	333	24
Volume (MMb)	9	14	45.8%	4

[9]	Derivative financial instruments are accounted for at fair value in the financial statements, in accordance with Mexican
FRS C-10 “Derivative Financial Instruments and Hedging Operations.” However, some of these instruments do not comply with the accounting standards required to be designated as hedges even though cash flows generated by these instruments are offset by cash flows generated by the associated positions.

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Table A7
Tenders higher than Ps. 100 MM in 2Q10
Pemex-Exploration and Production

Tender	Amount (Ps.MM)	Awarded date	Description	Status	Awarded to:

18575088-004-10	2,050.3	5/20/2010		AWARDED

1 lot	1,602.9		SELF-ELEVATING DRILLING PLATFORM LEASE	AWARDED	INDUSTRIAL DE SERVICIOS OUTSOURCING
1 lot	447.5		LEASE OF A MODULAR ELECTRIC DIESEL TYPE EQUIPMENT	AWARDED	NABORS PERFORACIONES DE MEXICO

18575106-008-10	1,544.0	5/28/2010	KU-MALOOB-ZAAP PIPELINE CONSTRUCTION	AWARDED	GLOBAL OFFSHORE MEXICO

18575088-002-10	1,174.4	5/11/2010	LEASE OF A MODULAR ELECTRIC DIESEL TYPE EQUIPMENT	AWARDED

1 lot	651.5			AWARDED	NABORS PERFORACIONES DE MEXICO

1 lot	523.0			AWARDED	COSL MEXICO

18575106-005-10	835.0	6/24/2010	WATER INJECTION AND TREATMENT FOR THE CÁRDENAS NORTE BATTERY	AWARDED	TRADECO INFRAESTRUCTURA

18575106-001-10	694.8	6/2/2010	GAS PIPELINE IN CAMPECHE, GULF OF MEXICO	AWARDED	CONDUX

18575051-003-10	616.0	4/21/2010	HYDRAULIC FRACTURING WORKOVER AT BURGOS	AWARDED	HALLIBURTON DE MEXICO

18575050-009-09	292.3	4/9/2010	SOLIDS SEPARATION AND RESIDUALS MANAGEMENT	AWARDED	GLOBAL DRILLING FLUIDS DE MÉXICO

18575108-003-10	279.9	4/30/2010	EXPLORATION AND EVALUATION OF GEOLOGICAL RISKS	AWARDED	CONSTRUCTORA SUBACUATICA DIAVAZ

18575106-002-10	277.1	5/27/2010	ENGINEERING AND CONSTRUCTION OF A TETRAPOD PLATFORM IN THE CAMPECHE SOUND	AWARDED	J RAY MCDERMOTT DE MEXICO
18575004-017-10	200.0	6/18/2010	CARBON STEEL PIPELINES	AWARDED

5 lots	134.7			AWARDED	QUADCOM

1 lot	52.3			AWARDED	TUBERIA LAGUNA

1 lot	4.8			AWARDED	TUBERIAS PROCARSA

1 lot	8.2			AWARDED	PYTCO

18575108-011-10	179.9	5/24/2010	TECHNICAL AND ADMINISTRATIVE PROJECT SUPPORT	AWARDED	GRUPO DIARQCO

18575035-006-10	170.0	6/21/2010	SUPPLY ACTIVITIES SUPPORT	AWARDED	DM INGENIEROS

18575062-017-10	136.1	6/7/2010	HYDROCARBONS TRANSPORT INFRASTRUCTURE IN THE SOUTHERN REGION	AWARDED	SERVICIOS Y CONSTRUCCIONES TERRESTRES
18575062-018-10	128.5	6/29/2010	CONSTRUCTION AND RECONDITION OF LOCATIONS FOR THE DRILLING OF WELLS IN THE SOUTHERN REGION	AWARDED	INDHECA GRUPO CONSTRUCTOR
18575107-008-10	107.5	6/3/2010	MARITIME TRANSPORT	AWARDED	MARINSA DE MEXICO

Table A8
Tenders higher than Ps. 100 MM in 2Q10
Pemex-Refining

Tender	Amount (Ps.MM)	Awarded date	Description	Status	Awarded to:

18576179-001-10	267.1	4/6/2010	CONSTRUCTION OF BERISTAIN PUMPING STATION IN TUXPAN, MEXICO	AWARDED	ABENGOA MEXICO

18576057-004-10	132.1	4/23/2010	BROMINE BASED BIOCIDE OXIDANT FOR COOLING TOWERS	AWARDED	ORGANIZACIÓN PARA TRATAMIENTO DE AGUAS

Table A9
Tenders higher than Ps. 100 MM in 2Q10
Pemex-Gas and Basic Petrochemicals

Tender	Amount (Ps.MM)	Awarded date	Description	Status	Awarded to:

18577001-004-10	108.9	6/22/2010	OBTURATION AND DRILLING SERVICE IN THE CEMPOALA - SANTA ANA NATURAL GAS PIPELINE	AWARDED	T. D. WILLIAMSON DE MEXICO

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PEMEX

If you would like to be included in the Investor Relations distribution list, please access www.ri.pemex.com and click on Distribution list.

If you would like to contact us, please call or send an email to ri@pemex.com.

Telephone:        (52 55) 1944 9700

Voice mail:         (52 55) 1944 2500 ext. 59412

If you would like to be included in our distribution list, please access www.ri.pemex.com and then “Distribution List”.

Celina Torres	Antonio Murrieta	Carmina Moreno	Mario Luis Fuentes
celina.torres@pemex.com	antonio.murrieta@pemex.com	carmina.moreno@pemex.com	mario.luis.fuentes@pemex.com

Guillermo Regalado	Paulina Nieto	Cristina Arista
guillermo.regalado@pemex.com	paulina.adriana.nieto@pemex.com	delia.cristina.arista@pemex.com

Rounding

Numbers may not total due to rounding.

Financial information

Excluding budgetary and volumetric information, the financial information included in this report is based on unaudited consolidated financial statements prepared in accordance with Normas de Informacion Financiera (Mexican Financial Reporting Standards, FRS) -formerly Mexican GAAP- issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF).

•	Based on FRS B-10 “Inflation effects”, 2009 and 2010 amounts are expressed in nominal terms.

•

Based on FRS B-3 “Income Statement” and FRS “C-10” Derivative Financial Instruments and Hedging Transactions”, the financial income and cost of the Comprehensive Financial Result include the effect of financial derivatives.

•	EBITDA is a non-U.S. GAAP and non-FRS measure issued by the CINIF.

Budgetary information is based on standards from Mexican governmental accounting; therefore, it does not include information from the subsidiary companies of Petróleos Mexicanos.

Foreign exchange conversions

Convenience translations into U.S. dollars of amounts in pesos for the Balance Sheet have been made at the established exchange rate, at June 30, 2010, of Ps. 12.8441 = U.S.$1.00; other translations into U.S. dollars of amounts in pesos have been made at the average exchange rates of Ps. 12.5544 = U.S.$1.00 and Ps. 12.6736 = U.S.$1.00 for the second quarter of 2010 and the first half of 2010 , respectively. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate.

Fiscal regime

Since January 1, 2006, PEMEX has been subject to a new fiscal regime. Pemex-Exploration and Production’s (PEP) tax regime is governed by the Federal Duties Law, while the tax regimes of the other Subsidiary Entities continue to be governed by Mexico’s Income Tax Law. The most important duty paid by PEP is the Ordinary Hydrocarbons Duty (OHD), the tax base of which is a quasi operating profit. In addition to the payment of the OHD, PEP is required to pay other duties.

Under PEMEX’s current fiscal regime, the Special Tax on Production and Services (IEPS) applicable to gasoline and diesel is regulated under the Federal Income Law. PEMEX is an intermediary between the Secretary of Finance and Public Credit (SHCP) and the final consumer; PEMEX retains the amount of IEPS and transfers it to the Federal Government. The IEPS rate is calculated as the difference between the retail or “final price”, and the “producer price”. The final prices of gasoline and diesel are established by the SHCP. PEMEX’s producer price is calculated in reference to that of an efficient refinery operating in the Gulf of Mexico. Since 2006, if the final price is lower than the producer price, the SHCP credits to PEMEX the difference among them. The IEPS credit amount is accrued, whereas the information generally presented by the SHCP is cash-flow.

Hydrocarbon reserves

The U.S. Securities and Exchange Commission (SEC) permits flings of oil and gas companies to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this document, such as total reserves, probable reserves and possible reserves, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. Investors are urged to consider closely the disclosure in our Form 20-F or in our annual report to the Comisión Nacional Bancaria y de Valores (Mexican National Banking and Securities Commission, or CNBV), available at www.pemex.com.

Proved reserves as of January 1, 2010 are consistent with the comments received from the independent engineering firms during the process of auditing Mexico’s reserves. However, as established in the Regulatory Law to the Article 27 of the Constitution of the United Mexican States Concerning Petroleum Affairs, the National Hydrocarbons Commission is currently reviewing the hydrocarbon reserves evaluation reports; the Energy Ministry will disclose the hydrocarbon reserves of the country once this revision is completed. It is possible that differences will arise, particularly with respect to the probable and possible reserves associated with Chicontepec.

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PEMEX

Bids

Only results from bids occurred between April 1 and June 30, 2010 are included. For further information, please access www.compranet.gob.mx.

Forward-looking statements

This report contains forward-looking statements. We may also make written or oral forward-looking statements in our periodic reports to the CNBV and the SEC, in our annual reports, in our offering circulars and prospectuses, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties. We may include forward-looking statements that address, among other things, our:

•	drilling and other exploration activities;

•	import and export activities;

•	projected and targeted capital expenditures ; costs; commitments; revenues; liquidity, etc.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;

•	effects on us from competition;

•	limitations on our access to sources of financing on competitive terms;

•	significant economic or political developments in Mexico;

•	developments affecting the energy sector; and

•	changes in our regulatory environment.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise. These risks and uncertainties are more fully detailed in PEMEX’s most recent Form 20-F filing with the SEC (www.sec.gov), and the PEMEX prospectus filed with the CNBV and available through the Mexican Stock Exchange (www.bmv.com.mx). These factors could cause actual results to differ materially from those contained in any forward-looking statement.

PEMEX

PEMEX is Mexico’s national oil and gas company. Created in 1938, it is the exclusive producer of Mexico’s oil and gas resources. The operating subsidiary entities are Pemex-Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals and Pemex-Petrochemicals. The principal subsidiary company is PMI Comercio Internacional, S.A. de C.V., Pemex’s international trading arm.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By:	/S/ ARTURO DELPECH DEL ÁNGEL
Name:	Arturo Delpech del Ángel
Title:	Associate Managing Director of Finance

Date: August 9, 2010

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

•	drilling and other exploration activities;

•	import and export activities;

•	projected and targeted capital expenditures and other costs, commitments and revenues; and

•	liquidity.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;

•	effects on us from competition;

•	limitations on our access to sources of financing on competitive terms;

•	significant economic or political developments in Mexico;

•	developments affecting the energy sector; and

•	changes in our regulatory environment.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.